UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Aegean Marine Petroleum Network Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y0017S102

(CUSIP Number)

THE committee for aegean accountability

c/o Tyler Baron

1 Ferry Building, Suite 255

San Francisco, California 94111

(415) 677-5490

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

THE COMMITTEE FOR AEGEAN ACCOUNTABILITY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,962,215
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,962,215
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,962,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

TYLER BARON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,808,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,808,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,808,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

JUSTIN MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

AUGUST ROTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

RBM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,807,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,807,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,807,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL OPPORTUNITY FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,268,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,268,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,268,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,268,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,268,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,268,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NORTH CAROLINA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,461,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,461,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IA

9

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

HIMANSHU H. SHAH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		35,594
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,461,207
PERSON WITH	9	SOLE DISPOSITIVE POWER

35,594
	10	SHARED DISPOSITIVE POWER

1,461,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,496,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		313,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

313,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

313,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE DEEP VALUE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		324,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

324,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IV

12

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE & CO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MISSOURI
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,020,679
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,020,679
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,020,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IA

13

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

JOSEPH E. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		69,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,020,679
PERSON WITH	9	SOLE DISPOSITIVE POWER

69,000
	10	SHARED DISPOSITIVE POWER

2,020,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,089,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

CHRISTOPHER D. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,735
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,020,679
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,735
	10	SHARED DISPOSITIVE POWER

2,020,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,048,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

RAYMOND J. BARTOSZEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		175,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

175,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

THE KIRSHNER LIVING TRUST DTD 4/29/2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

DAVID K. KIRSHNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP NO. Y0017S102

1	NAME OF REPORTING PERSON

DONALD A. MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. Y0017S102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Mr. Baron were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,000 Shares directly owned by Mr. Baron is approximately $4,304, excluding brokerage commissions.

The Shares purchased by Mr. Roth were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,000 Shares directly owned by Mr. Roth is approximately $4,627, including brokerage commissions.

The Shares purchased by Mr. J. Moore were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,000 Shares directly owned by Mr. Moore is approximately $4,158, including brokerage commissions.

The Shares held by RBM were contributed to RBM by each of Messrs. Baron, Moore and Roth. The aggregate purchase price of the 1,807,000 Shares held by RBM is approximately $7,935,186, including brokerage commissions.

The Shares purchased by each of Shah Opportunity and held in the Shah Management Account were purchased with the investment capital of Shah Management clients (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,268,700 Shares beneficially owned by Shah Opportunity is approximately $5,069,063, including brokerage commissions. The aggregate purchase price of the 192,507 Shares held in the Shah Management Account is approximately $1,542,170, including brokerage commissions.

The Shares purchased by Mr. Shah were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 35,594 Shares directly beneficially owned by Mr. Shah and is approximately $156,614, including brokerage commissions.

The Shares purchased by each of Towle Capital, Towle Value and held in the Towle Account were purchased with the investment capital of Towle clients (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 313,000 Shares beneficially owned Towle Capital is approximately $2,014,123, excluding brokerage commissions. The aggregate purchase price of the 324,700 Shares beneficially owned Towle Value is approximately $2,503,795, excluding brokerage commissions. The aggregate purchase price of the 1,382,979 Shares held in the Towle Account is approximately $9,457,524, excluding brokerage commissions.

20

CUSIP NO. Y0017S102

The Shares purchased by each of Messrs. J. Towle and C. Towle were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 69,000 Shares owned directly and beneficially by Mr. J. Towle, including the 10,100 Shares owned by Ellwood House Association (“Ellwood”), a non-profit organization of which Mr. J. Towle is the investment manager, is approximately $404,492, including brokerage commissions. The aggregate purchase price of the 27,735 Shares owned directly and beneficially by Mr. C. Towle, including (i) 4,500 Shares directly owned by his spouse, and (ii) 1,235 Shares owned by Towle Institutional Partners, LP (“Towle Partners”), of which Mr. C. Towle is the general partner and investment manager, is approximately $171,714, including brokerage commissions.

The Shares purchased by Mr. Bartoszek were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 175,000 Shares beneficially owned by Mr. Bartoszek is approximately $788,603, including brokerage commissions.

The Shares purchased by the Kirshner Trust were purchased with the personal funds of Mr. Kirshner (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 3,000 Shares beneficially owned by the Kirshner Trust is approximately $14,275, including brokerage commissions.

The Shares purchased by Mr. D. Moore were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 360,000 Shares beneficially owned by Mr. D. Moore is approximately $875,999, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 20, 2018, the Issuer announced that its board of directors (the “Board”) approved a definitive agreement (the “Agreement”) to acquire all of the outstanding share capital of H.E.C. Europe Limited ("H.E.C."), from the shareholders of H.E.C. (the "Sellers"), for the aggregate consideration of approximately $367 million, which would include the assumption of certain indebtedness payable in the form of a combination of debt, the assignment of certain accounts receivables, cash and shares of the Issuer’s Common Stock (the "Consideration Shares"), which would represent approximately 33% of the issued and outstanding Common Stock of the Issuer after giving effect to the issuance (the “Transaction”). The Issuer stated that the Sellers were companies owned and controlled by the Issuer’s founder and former Head of Corporate Development Dimitris Melisanidis, and certain members of his family, and members of the Agiostratitis family (collectively, the "Seller Owners"). In connection with the Agreement, the Issuer also announced proposed changes to the Board upon the closing of the Transaction in which the Sellers, subject to certain conditions, would designate two nominees for appointment or election to the Board, and the Issuer would appoint one additional independent director to the Board effective as of the closing of the Transaction, thereby creating an eight-member Board. The Issuer further stated that the Transaction did not require approval from shareholders under its Articles of Incorporation.

On March 7, 2018, Messrs. Baron, Moore and Roth contributed all of their Shares, except for 1,000 Shares each, to RBM Holdings LLC (“RBM”), in exchange for limited liability company interests in RBM. Mr. Baron is the manager of RBM.

On March 8, 2018, RBM filed an action for a temporary restraining order (the “TRO”) in the United States District Court in the Southern District of New York to seek to enjoin the Transaction based on, among other factors, its likelihood to dilute and disenfranchise the Issuer’s existing shareholders. On March 12, 2018, Judge Preska granted the TRO and enjoined the proposed Transaction for fourteen days. On March 16, 2018, Judge Preska extended the TRO until April 9, 2018 and granted the Reporting Persons’ motion for expedited discovery. The parties to the litigation agreed to temporarily stay the proceeding and filed a stipulation and scheduling order on March 20, 2018, setting out the terms of the temporary stay.

On March 27, 2018, the Issuer announced the expiration of the Agreement since the contractual deadline of March 27, 2018 for obtaining all necessary approvals for the Agreement had not been waived, and that the Agreement therefore had terminated in accordance with its terms.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,640,422 Shares outstanding as of September 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on November 15, 2017.

A.	Mr. Baron
(a)	As of the close of business on April 3, 2018, Mr. Baron directly owned 1,000 Shares. Mr. Baron, as the manager of RBM, may be deemed the beneficial owner of the 1,807,000 Shares owned by RBM.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 1,808,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,808,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Baron has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. On March 7, 2018, Mr. Baron contributed all but 1,000 of his Shares to RBM in exchange for limited liability company interests in RBM.
B.	Mr. J. Moore
(a)	As of the close of business on April 3, 2018, Mr. J. Moore directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. J. Moore has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. On March 7, 2018, Mr. J. Moore contributed all but 1,000 of his Shares to RBM in exchange for limited liability company interests in RBM.
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C.	Mr. Roth
(a)	As of the close of business on April 3, 2018, Mr. Roth directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Roth has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. On March 7, 2018, Mr. Roth contributed all but 1,000 of his Shares to RBM in exchange for limited liability company interests in RBM.
D.	RBM
(a)	As of the close of business on April 3, 2018, RBM beneficially owned 1,807,000 Shares

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,807,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,807,000

(c)	RBM has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
E.	Shah Opportunity
(a)	As of the close of business on April 3, 2018, Shah Opportunity beneficially owned 1,268,700 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 1,268,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,268,700
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Shah Opportunity since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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F.	Shah Capital
(a)	Shah Capital, as the general partner of Shah Opportunity, may be deemed the beneficial owner of the 1,268,700 Shares owned by Shah Opportunity.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 1,268,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,268,700
4. Shared power to dispose or direct the disposition: 0

(c)	Shah Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Shah Opportunity since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Shah Management
(a)	As of the close of business on April 3, 2018, 192,507 Shares were held in the Shah Management Account. Shah Management, as the investment manager of Shah Opportunity, may be deemed the beneficial owner of 1,461,207 Shares consisting of 1,268,700 Shares owned by Shah Opportunity.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 1,461,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,461,207
4. Shared power to dispose or direct the disposition: 0

(c)	Shah Management has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Shah Opportunity since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Mr. Shah
(a)	As of the close of business on April 3, 2018, Mr. Shah directly owned 35,594 Shares. Mr. Shah, as President and Chief Investment Officer of Shah Management and the managing member Shah Capital, may be deemed the beneficial owner of 1,496,801 Shares consisting of (i) 1,268,700 Shares owned by Shah Opportunity and (ii) 192,507 Shares held in the Shah Management Account.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 35,594
2. Shared power to vote or direct vote: 1,461,207
3. Sole power to dispose or direct the disposition: 35,594
4. Shared power to dispose or direct the disposition: 1,461,207

(c)	Mr. Shah has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Shah Opportunity since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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I.	Towle Capital
(a)	As of the close of business on April 3, 2018, Towle Capital beneficially owned 313,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 313,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 313,000
4. Shared power to dispose or direct the disposition: 0

(c)	Towle Capital has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
J.	Towle Value
(a)	As of the close of business on April 3, 2018, Towle Value beneficially owned 324,700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 324,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 324,700
4. Shared power to dispose or direct the disposition: 0

(c)	Towle Value has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
K.	Towle
(a)	As of the close of business on April 3, 2018, 1,382,979 Shares were held in the Towle Account. Towle, as the general partner of Towle Capital and investment manager of Towle Value, may be deemed the beneficial owner of 2,020,679 Shares consisting of (i) 313,000 shares owned by Towle Capital and (ii) 324,700 shares owned by Towle Value.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,020,679
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,020,679
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Towle since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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L.	Mr. J. Towle
(a)	As of the close of business on April 3, 2018, Mr. J. Towle directly owned 58,900 Shares and, as the investment manager of Ellwood, may be deemed the beneficial owner of the 10,100 Shares held by Ellwood. Mr. J. Towle, as a partner of Towle, may be deemed the beneficial owner of 2,087,289 Shares including (i) 1,382,979 Shares held in the Towle Account; (ii) 313,000 Shares owned by Towle Capital and (iii) 324,700 Shares owned by Towle Value.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 69,000
2. Shared power to vote or direct vote: 2,020,679
3. Sole power to dispose or direct the disposition: 69,000
4. Shared power to dispose or direct the disposition: 2,020,679
(c)	Mr. J. Towle has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
M.	Mr. C. Towle
(a)	As of the close of business on April 3, 2018, Mr. C. Towle directly owned 26,500 Shares, including 4,500 Shares owned by his spouse. Mr. C. Towle, as general partner of Towle Partners, may be deemed the beneficial owner of the 1,235 Shares held by Towle Partners. Mr. C. Towle, as a partner of Towle, may be deemed the beneficial owner of 2,046,024 Shares including (i) 1,382,979 Shares held in the Towle Account; (ii) 313,000 Shares owned by Towle Capital and (iii) 324,700 Shares owned by Towle Value.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 27,735
2. Shared power to vote or direct vote: 2,020,679
3. Sole power to dispose or direct the disposition: 27,735
4. Shared power to dispose or direct the disposition: 2,020,679
(c)	Mr. C. Towle has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
N.	Mr. Bartoszek
(a)	As of the close of business on April 3, 2018, Mr. Bartoszek directly owned 175,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 175,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 175,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Bartoszek since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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O.	Kirshner Trust
(a)	As of the close of business on April 3, 2018, the Kirshner Trust beneficially owned 3,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,000 4. Shared power to dispose or direct the disposition: 0
(c)	The Kirshner Trust has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
P.	Mr. Kirshner
(a)	Mr. Kirshner, as the trustee of the Kirshner Trust, may be deemed the beneficial owner of the 3,000 Shares owned by the Kirshner Trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,000 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Kirshner has not entered into any transactions in the Shares since the filing of Amendment No. 2 the Schedule 13D.
Q.	Mr. D. Moore
(a)	As of the close of business on April 2, 2018, Mr. D. Moore directly owned 360,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 360,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. D. Moore since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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As of the close of business on April 3, 2018, the Reporting Persons collectively beneficially owned an aggregate of 5,962,215 Shares, constituting approximately 14.7% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2018

/s/ Tyler Baron
Tyler Baron

/s/ August Roth
August Roth

/s/ Justin Moore
Justin Moore

RBM Holdings LLC

By:	/s/ Tyler Baron
	Name:	Tyler Baron
	Title:	Manager

Shah Capital Opportunity Fund LP

By:	Shah Capital LLC, its General Partner
By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital LLC

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital Management

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and Chief Investment Officer

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/s/ Himanshu H. Shah
Himanshu H. Shah

Towle Capital Partners LP

By:	Towle & Co., its General Partner
By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle Deep Value Fund

By:	Towle & Co., its Investment Manager
By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle & Co.

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

/s/ Joseph E. Towle
Joseph E. Towle

/s/ Christopher D. Towle
Christopher D. Towle

/s/ Raymond J. Bartoszek
Raymond J. Bartoszek

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The Kirshner Living Trust dtd 04/29/2015

By:	/s/ David K. Kirshner
	Name:	David K. Kirshner
	Title:	Trustee

/s/ David K. Kirshner
David K. Kirshner

/s/ Donald A. Moore
Donald A. Moore

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SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Shah Capital opportunity fund lp

Purchase of Common Stock	303,800	2.4456	03/09/2018
Purchase of Common Stock	84,900	2.5000	03/13/2018
Purchase of Common Stock	15,000	2.1238	03/26/2018

towle & co.

Purchase of Common Stock	990	*	03/12/2018
Purchase of Common Stock	1,400	2.3310	03/29/2018

Raymond j. bartoszek

Purchase of Common Stock	15,000	2.4500	03/28/2018

DONALD a. MOORE

Purchase of Common Stock	160,000	2.4458	03/28/2018
Purchase of Common Stock	200,000	2.3718	04/02/2018

*Represents in-kind transfers of Shares in to Towle & Co. managed accounts.